 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Vickery, E. Michele (Last) (First) (Middle) 980 North Michigan Avenue Suite 1620 (Street) Chicago, IL 60611 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol NovaMed Eyecare, Inc. NOVA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/21/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Executive Vice President Operations
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock								$89,026	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Option (right to buy)	$2.20	03/31/1997		A		166,000		(1)	03/31/2007	Common Stock	166,000	$		D
Stock Option (right to buy)	$3.50	02/01/1998		A		24,000		(2)	02/01/2008	Common Stock	24,000	$		D
Stock Option (right to buy)	$5.00	02/17/1999		A		30,000		(3)	02/17/2009	Common Stock	30,000	$		D
Stock Option (right to buy)	$12.00	03/09/2000		A		40,000		(4)	03/09/2010	Common Stock	40,000	$		D
Stock Option (right to buy)	$1.75	04/20/2001		A		100,000		(5)	04/20/2011	Common Stock	100,000	$		D
Stock Option (right to buy)	$0.78	04/02/2002		A		90,000		(6)	04/02/2012	Common Stock	90,000	$		D
Stock Option (right to buy)	$1.27	03/21/2003		A		15,000		(7)	03/21/2013	Common Stock	15,000	$		D

Explanation of Responses:

(1) This option was originally granted for 200,000 shares on March 31, 1997 and provides for vesting in monthly installments over four years. Pursuant to this option grant, the Reporting Person exercised 34,000 shares on May 28, 1999.
(2) Subject to certain restrictions, 3,000 of these options vested on 8/1/98, with the remainder vesting 500 per month starting on 9/2/98.
(3) Subject to certain restrictions, 3,750 of these options vested on 8/17/99, with the remainder vesting 625 per month starting on 9/18/99; all such options became fully vested upon completion of an initial public offering.
(4) Subject to certain restrictions, 5,000 of these options vested on 9/8/00, with the remainder vesting 833 per month starting on 10/9/00.
(5) Subject to certain restrictions, 12,500 of these options vested on 10/19/01, with the remainder vesting 2,083 per month starting on 11/20/01.
(6) Subject to certain restrictions, 11,250 of these options vested on 10/1/02, with the remainder vesting 1,875 per month starting on 11/2/02.
(7) Subject to certain restrictions, 1,875 of these options will vest on September 20, 2003, with the remainder vesting 312 per month starting on October 21, 2003.

By:	Date:
/s/ E. MICHELE VICKERY	03/25/2003
E. MICHELE VICKERY
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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